KJ
11/30

07007293

ES
ECOMMISSION
20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 1 9 2007
WASH., D.C.
186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2006 (MM/DD/YY) AND ENDING 9/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE BUCKINGHAM RESEARCH GROUP INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

10 013233

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 THIRD AVENUE
(No. and Street)

JESSICA L PERNO
Notary Public State of New York
No 01PE6136373
Qualified in New York County
Commission Expires October 17, 20

NEW YORK (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID B. KEIDAN 212-922-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

99 W. HAWTHORNE AVENUE (Address) VALLEY STREAM (City) N.Y. (State) 11580 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 9 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08 PH

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700
TELECOPIER
(516) 568-2911

November 6, 2007

THE BUCKINGHAM RESEARCH GROUP, INC.
750 Third Avenue
New York, New York 10017

Dear Sirs:

In planning and performing our audit of the financial statements of THE BUCKINGHAM RESEARCH GROUP, INC. for the year ended September 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yours truly,

Glasser Haims

--oOo--

F I N A N C I A L   S T A T E M E N T S

OF

THE BUCKINGHAM RESEARCH GROUP, INC.

SEPTEMBER 30, 2007

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A. (516) 568-2700

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of The Buckingham Research Group, Inc.

We have audited the following financial statements of The Buckingham Research Group, Inc. (the "Company"), for the year ended September 30, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements and the supplemental schedules discussed below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2007 and the result of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit also included the following supplemental schedules of the Company as of September 30, 2007:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1	9
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	10

Our audit was conducted for the purpose of forming an opinion upon the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glasser & Haims

GLASSER & HAIMS, P.C.
Certified Public Accountants

November 5, 2007

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2007

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$11,086,827	
Securities owned, at fair market	41,524,806	
Commissions receivable	1,224,238	
Receivable from clearing corporation	10,242,022	
TOTAL CURRENT ASSETS		$64,077,893
OTHER ASSETS		
Petty cash	$ 500	
Other receivables	20,079	
Advances	247,712	
Deposits	577,404	
Restricted stock	328,702	
Investment in subsidiary	18,250,000	
Leasehold improvements (Net of $159,232 depreciation)	1,052,568	
Equipment, furniture & fixtures (Net of $2,107,187 depreciation)	537,599	
Computer software (Net of 378,811 depreciation)	226,362	
TOTAL OTHER ASSETS		21,240,926
TOTAL ASSETS		$85,318,819

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued expenses and taxes payable	$25,406,367	
Due to clearing corporation	246,214	
Securities sold, but not yet purchased, at fair market	21,504,871	
TOTAL CURRENT LIABILITIES		$47,157,452
STOCKHOLDERS' EQUITY		
Common stock	$16,334,326	
Retained earnings	37,568,511	
	53,902,837	
Treasury stock	(15,741,470)	
TOTAL STOCKHOLDERS' EQUITY		38,161,367
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$85,318,819

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF INCOME AND EXPENSES AND RETAINED EARNINGS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007

INCOME		
Commission	$ 33,829,319	
Market making	5,182	
Investments	5,430,269	
Research	9,690,386	
Average price & error	(207,031)	
Dividend & interest	1,012,972	
Other income	51,433	
Income from subsidiary	82,450,000	
Mark to market of subsidiary	(4,950,000)	
TOTAL FINANCIAL INCOME		127,312,530
OPERATING EXPENSES:		
Salaries	$ 93,471,669	
Profit sharing & other benefit programs	855,888	
Payroll taxes	2,059,146	
Clearance and other charges	777,268	
Floor brokerage	3,503,853	
Insurance	935,003	
Rent & rent tax	1,098,784	
Tickers & quote machines	1,161,070	
Telephone	359,153	
Professional fees	851,338	
Travel & business promotion	1,092,245	
Statistical, subscriptions, dues & regulation fees	460,754	
Postage, printing, office & miscellaneous other	295,817	
Interest expense	318,361	
Depreciation & amortization	485,898	107,726,246
NET INCOME FROM OPERATIONS		$19,586,284
Less: NYS & NYC Franchise & Corporate Tax		359,498
NET INCOME		$19,226,786
RETAINED EARNINGS, September 30, 2006	$ 38,136,225	
Less: Sub S Dividend Paid	(19,794,500)	18,341,725
RETAINED EARNINGS, September 30, 2007		$37,568,511

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Shareholders' equity - September 30, 2006	$ 39,376,076
Add: Net income for the year ended September 30, 2007	19,226,786
Sale of common stock	599,444
Purchase of common stock	(1,246,439)
Sub S dividend paid	(19,794,500)
Shareholders' equity - September 30, 2007	$ 38,161,367

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:		
Net income		$19,226,786
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation - Amortization	$ 485,898	
Decrease in securities owned-net	2,934,556	
Decrease in commissions receivable	474,622	
Increase in receivable-clearing corp.	(340,548)	
Decrease in prepaid expenses	1,693,375	
Increase in other receivables	(11,808)	
Decrease in advances	98,288	
Decrease in accrued expenses and taxes pay.	(8,408,247)	
Increase in due to Clearing Corp.	165,120	
Total adjustments		(2,908,744)
Net cash provided by operating activities		$16,318,042
Cash flows from investing activities:		
Payments for capital expenditures	$ (116,515)	
Investment in subsidiary (at market)	4,950,000	
Net cash used by investing activities		4,833,485
Cash flows from financing activities:		
Sales of common stock	$ 599,444	
Purchase of common stock	(1,246,439)	
Sub S dividend paid	(19,794,500)	
Net cash used by financing activities		(20,441,495)
Net increase in cash and cash equivalents		$ 710,032
Cash and cash equivalents at beginning of period		10,376,795
Cash and cash equivalents at end of period		$11,086,827

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

Note 1

DESCRIPTION OF BUSINESS

The Buckingham Research Group, Inc. (the "Company") is a securities broker-dealer. The Company provides securities and research services. The Comapny elected "S Corporation" status effective October 1, 1997 and terminated the election as of January 1, 1992. The Company elected "S Corporation" status again for Federal and New York State effective January 1, 1998. All customer accounts are cleared through and/or carried principally by National Financial Services LLC. The Company's securities are cleared through and carried by Morgan Stanley & Co., Incorporated.

Note 2

SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission revenue and related expenses are recorded on a settlement date basis, generally three business days after trade for securities and one day for options. Securities transaction are recorded on a trade date basis.

Leasehold improvements are being amortized over 39 years. Equipment and computer software are being depreciated by the straight line method over 5 to 7 years.

Investment in 100% subsidiary has been adjusted to market value.

Note 3

SECURITIES OWNED AND SECURITIES SOLD SHORT

The following table set forth the Company's securities owned and securities sold, not yet purchased at fair value.

	ASSETS	LIABILITIES
Corporation Bond	$ 2,208	$ -
Equities	41,522,598	658,745
ETFs	-	20,846,126
	$41,524,806	$21,504,871

Securities sold but not yet purchased represent commitments to deliver securities at a contracted price which the Company does not currently own. Therefore, the transaction creates off-balance sheet market risk to the extent that the cost of acquiring the securities to fulfill the Company's commitment may exceed the amount recognized in the Statement of Financial Condition.

Note 4

INCOME TAXES

The Company files its income and franchise taxes on a calendar year. The accrual for income taxes reflects taxes payable on income earned subsequent to the calendar year for New York State and New York City only.

Note 5

EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan and 401-K plan covering substantially all full time employees. The profit sharing plan is dormant and no contributions have been made to the plan since September 30, 2004. The 401-K plan is non contributory.

Note 6

COMMITMENTS AND CONTINGENCIES

Lease - The Company has a contractual obligation under a long-term non-cancelable lease agreement for it's office space at 730 3rd Avenue, New York, NY commencing January 15, 2002 for a term of 15 years.

Minimum aggregate rental payments are as follows:

Year ended September 30:	
2008	$ 980,252
2009	980,252
2010	980,252
Thereafter	6,544,439

Commitments - The Company has contractual commitments arising in the usual course of business, the consummation of which will make no material change in the foregoing financial condition.

Contingencies - The Company is involved in the following proceedings:

a) The enforcement staff of the Securities and Exchange commission is conducting a preliminary inquiry into Company and its wholly owned subsidiary as a result of a routine examination.

b) Litigation/Arbitration proceeding concerning an alleged discrimination claim by a terminated employee.

Management believes, based on current available information, that the results of such proceedings will not have a material adverse effect on the Company's financial condition.

THE BUCKINGHAM RESEARCH GROUP, INC.
COMPUTATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2007

Total stockholders' equity		$38,161,367
Less - Other assets		21,240,926
Net capital before haircuts		$16,920,441
Haircuts of securities:		
Trading and Investment Securities:		
Debt Securities	$ 2,208	
Other Securities	8,265,141	
Undue Concentration	181,128	8,448,477
NET CAPITAL		$ 8,471,964

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of $25,652,581 total aggregate indebtedness)	$ 1,710,173
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 1,710,173
Excess net capital	$ 6,761,791
Excess net capital at 1000%	$ 5,906,706

NOTE:

The difference between the computation of Net Capital as filed by the company on their unaudited FOCUS report for the period September 30, 2007 and the computation of Net Capital as shown above is as follows:

Net Capital, as above	$ 8,471,964
Net Capital as reported in Company's unaudited FOCUS report	8,597,364
Difference	$ (125,400)

Represented by differences in the following:	
Haircut computation	$ (5,400)
Accrued expenses increased	(120,000)
Difference, as above	$ (125,400)

THE BUCKINGHAM RESEARCH GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
AS OF SEPTEMBER 30, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

END